INTEGRA LIFESCIENCES HOLDINGS CORPORATION

311 Enterprise Drive

Plainsboro, NJ 08536

January 19, 2012

Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	Integra LifeSciences Holdings Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 24, 2011

Form 10-Q for the Quarterly Period Ended September 30, 2011

Filed October 31, 2011

File No. 000-26224

Dear Mr. James:

In response to your letter dated December 19, 2011, Integra LifeSciences Holdings Corporation (the “Company”) is today submitting to the Staff of the Securities and Exchange Commission a letter from our counsel, Joel H. Trotter of Latham & Watkins LLP.

Pursuant to the Staff’s request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

INTEGRA LIFESCIENCES HOLDINGS CORPORATION

/s/ John B. Henneman, III
John B. Henneman, III
Executive Vice President, Finance and Administration, and Chief Financial Officer